January 18, 2008

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Echelon Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 16, 2007

Forms 8-K Filed February 6, 2007, April 30, 2007, July 31, 2007 and October 23, 2007

File No. 000-29748

Dear Ms. Collins:

This letter is submitted in response to your letter dated December 12, 2007 setting forth comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) regarding the above-referenced filings of Echelon Corporation (“Echelon” or the “Company”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K For the Fiscal Year Ended December 31, 2006

Note 2. Summary of Significant Accounting Policies and Practices

Reclassifications, page 48

1.	We note your disclosures regarding the reclassification adjustments in the Company’s Consolidated Statements of Cash Flows for the years ended December 31, 2005 and 2004. It appears that these “reclassifications” were discovered during the preparation of the Company’s December 31, 2006 Form 10-K. Please tell us how you determined that these adjustments were not material to the Company’s financial statements as previously filed and why you believed that an amendment to the 2005 Form 10-K was not necessary. Tell us how you considered SFAS 154 in determining that these reclassification adjustments were not corrections of errors and tell us how you analyzed these adjustments for each period pursuant to SAB 99.

Response to Comment 1: We acknowledge the Staff’s comments and advise the Staff that, prior to incorporating the above-referenced disclosure in the Company’s Form 10-K for the year ended December 31, 2006, an analysis of the adjustments was performed for each of the years ended December 31, 2005 and 2004. Although the Company determined that these were errors in the prior periods, the Company determined that the errors, specifically the impact of the errors on operating cash flows, were not material to the Company’s annual or interim financial statements as previously filed.

The impact of the adjustments made on the previously reported fiscal 2005 and 2004 amounts is summarized below (with comparative amounts shown for 2006):

	Year Ended December 31,
	2006	2005	%chg	2004	%chg
Net cash provided by (used in) operating activities		(4,604)		13,348
Reclassification for investment income accounts		(959)	21%	(241)	-2%

Net cash provided by (used in) operating activities as adjusted	$(20,657)	$(5,563)		$13,107

Net cash provided by (used in) investing activities		38,833		(1,934)
Reclassification for investment income accounts		959	2%	241	-12%

Net cash provided by (used in) operating activities as reclassified	$4,571	$39,792		$(1,693)

The Company observes that the adjustments were quantitatively immaterial to all periods except for the impact on operating cash flows for fiscal 2005 and investing cash flows for fiscal 2004. Although the quantitative impact on operating cash flows for fiscal 2005 was more significant, the Company considered qualitative factors, including those in SAB 99, in reaching the conclusion that the adjustments for all periods are not material. Specifically, the Company observes that the adjustments:

•

Do not mask a change in trends. There was a significant change in operating cash flows from a large cash inflow in 2004 to a large cash outflow in 2005 and the adjustment does not change that trend. Further, the Company observes that the trend of negative operating cash flows continued into 2006.

•

Do not hide a failure to meet analysts’ expectations. The Company observes that until very recently, there was only one analyst following the Company’s performance and there has not been a focus by that analyst or investors on the Company’s cash flows. Specifically, the topic of cash flows has not been a focus of any analyst calls, in earnings releases, or the Company’s filings with the SEC.

The Company also observes that after our fiscal 2006 Form 10-K was filed with disclosure of the adjustments, there was no apparent market reaction to the adjustments.

Based upon the Company’s analysis, management concluded that, as permitted by SAB 108 for immaterial revisions, it was more appropriate to revise the prior year amounts in the 2006 Form 10-K rather than amend the previously filed Form 10-Ks for the years ended December 31, 2005 and 2004. In hindsight, the Company acknowledges that the adjustments would have been more appropriately characterized as “revisions” to our statement of cash flows rather than “reclassifications” and will carefully consider the appropriate description of any immaterial revisions of prior period amounts in the future, should they occur. However, for the reasons discussed above, the Company does not believe this mischaracterization is significant enough to warrant a correction of prior filings.

Revenue Recognition, page 49

2.	We note that vendor specific objective evidence (VSOE) of fair value for post-contract support (PCS) is based on prices paid by your customers for stand-alone purchases of PCS packages. Please explain your methodology and assumptions used to determine VSOE of fair value of PCS in your multiple element arrangements. For instance, does the price charged for the PCS vary from customer to customer? If so, please explain how you determined that you can reasonably estimate the fair value of PCS. Tell us what percentage range allowed for your pricing of PCS that you consider to be representative of VSOE and how you considered the guidance in paragraphs 10 and 57 of SOP 97-2. Additionally, if your agreements include stated future renewal rates, tell us what percentage of your customers actually renew at these stated rates and provide the range of typical renewal rates that are stated in your contracts.

Response to Comment 2: We acknowledge the Staff’s comments and note that during the years ended December 31, 2006, 2005, and 2004, the Company sold three LonWorks Infrastructure products in arrangements considered multiple-element arrangements under SOP 97-2. Included in the sales price for each of these “bundled” products was a one-year LonSupport annual service contract, which permits customers to contact the Company via phone or e-mail and obtain assistance in addressing technical issues they encounter when using these LonWorks Infrastructure products. The following table reflects, for the years in question, the approximate annual sales for these products on a gross basis (i.e. before deferral of fair value for the undelivered LonSupport annual service contract):

	Year ended December 31,
	2006	2005	2004
Revenues attributable to multiple element arrangements	$317,000	$391,000	$515,000
% of total revenues	0.6%	0.5%	0.5%

As stated in the “Revenue Recognition” commentary in Note 2 of the Company’s Form 10-K for the year ended December 31, 2006, VSOE for the PCS element is based on prices paid by the Company’s customers for stand-alone purchases of the PCS package. During the years ended December 31, 2006, 2005, and 2004, the Company sold dozens of annual LonSupport contracts in stand-alone transactions. Pricing for the annual LonSupport packages is based on a fixed dollar amount rather than a percentage of any underlying software license fee. In other words, prices paid by customers for stand-alone sales of LonSupport were in no way impacted by prices they paid for any software license they acquired from Echelon. As the Company does not permit discounts for stand-alone sales of the LonSupport offering, each of these sales was made at list price.

The concept of stated future renewal rates does not apply to this annual support offering. In other words, the Company’s customers have neither contractual rights nor obligations to buy additional annual LonSupport packages at a stated price once the 12-month term associated with the original bundled LonSupport package expires. However, they are free to renew their LonSupport, at their discretion, by placing a stand-alone order for an additional annual term.

Based on the fact that discounts from list price are not permitted on stand-alone sales of annual LonSupport packages, and that there is an adequate number of stand-alone sales of these packages, the Company has determined that it has sufficient evidence of VSOE of fair value for these undelivered elements when sold as part of a multiple element arrangement in accordance with paragraph 10 of SOP 97-2.

Forms 8-K filed February 6, 2007, April 30, 2007, July 31, 2007 and October 23, 2007

3.	We note your use of non-GAAP measures under Item 9.01 of the Forms 8-K noted above, which excludes stock-based compensation. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) and SAB Topic 14G to include the following disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitation associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure;

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors; and

•	the additional purposes for which the company’s management uses the non-GAAP financial measure.

While there is no prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K, Question 8 of the related FAQ and SAB Topic 14G to demonstrate the usefulness of your non-GAAP financial measure, especially since this measure appears to be used to evaluate performance. Your current disclosure regarding the reasons for presenting this non-GAAP measure appears overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why stock-based compensation should not be considered in assessing your performance considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization. Please ensure that your response addresses the above concerns and if you propose to change your disclosures, please show us what those changes will look like.

Response to Comment 3: We acknowledge the Staff’s comments and advise the Staff that we carefully considered the requirements of Item 10(e)(1)(i)(C) and (D) of Regulation S-K, Question 8 of the related FAQ, and SAB Topic 14G in making our decision to disclose this non-GAAP information. Echelon’s management utilizes a number of different financial measures, both GAAP and non-GAAP, in analyzing and assessing the overall performance of the Company’s business, for making operating decisions, and for forecasting and planning for future periods. Members of the Company’s management view the use of certain non-GAAP financial measures as an important tool to enhance their understanding of the Company’s financial performance and prospects for the future. However, management does not consider these measures to be a substitute for, or superior to, the information provided by GAAP financial measures.

Since management uses certain non-GAAP financial measures, such as measures that exclude stock-based compensation, for the reasons described above, the Company believes that this information is of value to its investors and other readers of its financial statements. By presenting Echelon’s non-GAAP net income/loss and related non-GAAP earnings/loss per share, the Company’s investors and other third parties are able to see the Company’s financial performance “through the eyes of management.” In other words, such supplemental data, while admittedly not a substitute for GAAP financial measures, allows for greater transparency in the review of the Company’s financial and operational performance, thereby allowing external parties to evaluate the same information used by management.

Echelon’s management also believes that, as evidenced by the disparate charges that these non-cash charge amounts represent, excluding them from certain of the

Company’s financial measures, namely net income/loss and earnings/loss per share, provides readers with the necessary tools to accurately compare the Company’s operating results over multiple periods on an apples-to-apples basis. As such, management believes that these disclosures thereby promote operational transparency and clarity and help to avoid confusion should the Company’s investors and other readers of its financial statements attempt to generate their own models reflecting these non-GAAP results.

With respect to equity compensation expenses in particular, we advise the Staff that Echelon’s management, including its Board of Directors, does not take into account stock-based compensation charges when evaluating the Company’s financial performance. In addition, as the fair value of future equity awards is virtually impossible to predict given stock price volatility inherent in the Company’s industry, equity compensation expense is excluded from the Company’s future operating plans. Lastly, when granting equity awards to our employees, Echelon’s management does not consider the grant date fair value (as determined under SFAS 123R) of those awards. Instead, our use of equity compensation awards is carefully managed based on the impact such awards will have on overall shareholder dilution.

Finally, the Company acknowledges the Staff’s concern regarding the general nature of its required disclosure on the use of non-GAAP financial information as required under Items 10(e)(1)(i)(C) and (D) of Regulation S-K. Accordingly, we propose to enhance this disclosure in future releases to read as follows:

Use of Non-GAAP Financial Information

Echelon continues to provide all information required in accordance with GAAP, but believes that an investor’s evaluation of our ongoing operating results may not be as useful if an investor is limited to reviewing only GAAP financial measures. Accordingly, we provide non-GAAP net income and non-GAAP net income per share data as additional information relating to Echelon’s operating results. Echelon presents these non-GAAP financial measures to provide investors with an additional tool for evaluating Echelon’s operating results in a manner that focuses on what Echelon believes to be its ongoing business operations. The presentation of this additional information is not meant to be considered in isolation or as a substitute for net income or net income per share prepared in accordance with GAAP.

Echelon’s management uses certain non-GAAP financial information, namely operating results excluding the impact of stock-based compensation charges made in accordance with SFAS 123R, to evaluate its ongoing operations and for internal planning and forecasting purposes. Accordingly, we believe it is useful for Echelon’s investors to review, as applicable, information that both includes and excludes stock-based compensation (and the related tax impact) in order to assess the performance of Echelon’s business and for planning and forecasting in future periods. Whenever Echelon reports such non-GAAP financial measures, a complete reconciliation of the non-GAAP financial measure to the most closely applicable

GAAP financial measure is provided. Investors are encouraged to review these reconciliations to ensure they have a thorough understanding of the reported non-GAAP financial measures and their most directly comparable GAAP financial measures.

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Echelon’s management acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed prepaid self-addressed envelope.

Please contact the undersigned at (408) 938-5243 or Mike Marszewski, Vice President and Corporate Controller, at (408) 938-5230 with any questions you may have regarding this response. Thank you for your assistance.

Very truly yours,

/s/ Oliver R. Stanfield
Oliver R. Stanfield
Executive Vice President and Chief Financial Officer

Cc:	Kathleen Bloch, Echelon Corporation

Mike Marszewski, Echelon Corporation